Mail Stop 6010

March 3, 2008

Mr. Robert Mathews
Chief Financial Officer
Viking Systems, Inc.
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

   Re: **Viking Systems, Inc.**
      Form 10-KSB for the Year Ended December 31, 2006
      File No. 000-49636

Dear Mr. Mathews:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

       Sincerely,

       Kevin Vaughn
       Branch Chief